EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement (No. 333-56400)on Form S-8 of H&R Block, Inc. of our report, dated June 28, 2006, with respect to the statements of net assets available for benefits as of December 31, 2005 and 2004, the related statement of changes in net assets available for benefits for the year ended December 31, 2005, and the supplemental schedule of assets (held at end of year) as of December 31, 2005 of the H&R Block Retirement Savings Plan, which report appears in the December 31, 2005 annual report on Form 11-K of the H&R Block Retirement Savings Plan.
/s/ KPMG LLP
Kansas City, Missouri
June 28, 2006